UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-I

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MICROTUNE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

59514P109

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

James A. Fontaine

Chief Executive Officer

Microtune, Inc.

2201 10th Street

Plano, Texas 75074

(972) 673-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

Copies to:

Phillip D. Peterson, Esq.	Craig N. Adams, Esq.
General Counsel	Baker Botts L.L.P.
Microtune, Inc.	2001 Ross Avenue
2201 10th Street	Dallas, Texas 75201
Plano, Texas 75074	(214) 953-6500
(972) 673-1600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,134,052	$126.92

*	Calculated solely for purposes of determining the filing fee. This amount assumes that stock options to purchase 1,313,925 shares of common stock of Microtune, Inc. having an aggregate maximum value of $4,134,052 as of October 31, 2007 will be amended pursuant to this offer. The aggregate value of such stock options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the aggregate amount of the transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$523
Form or Registration No.:	Schedule TO-I, Registration No. 005-59981
Filing party:	Microtune, Inc.
Date filed:	February 13, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Tender Offer Statement

This Tender Offer Statement on Schedule TO-I (this “Schedule TO”), filed with the United States Securities and Exchange Commission on November 2, 2007, relates to the offer (the “Offer”) by Microtune, Inc., a Delaware corporation (“Microtune” or the “Company”), to amend certain stock options to purchase shares of the Company’s common stock to increase the exercise price of portions of these stock options in order to limit the potential adverse personal tax consequences that may apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended, and the final regulations promulgated by the United States Internal Revenue Service thereunder. The stock option grants that are the subject of the Offer (the “Eligible Options”) are those stock option grants that have each of the following characteristics: (1) they were granted under either the Company’s 1996 Stock Option Plan, as amended (the “1996 Plan”), or the Company’s 2000 Stock Plan, as amended (the “2000 Plan”); (2) they have exercise prices per share that are less than the fair market value per share of the Company’s common stock underlying such stock options on the stock options’ actual accounting measurement dates; (3) they were unvested, either in whole or in part, as of December 31, 2004; (4) they are outstanding as of the last date on which the Offer remains open for acceptance; and (5) they are held by employees of the Company who are subject to taxation in the United States.

Eligible Employees (as defined below) with Eligible Options that have exercise prices per share that are equal to or less than $5.00 may elect to (1) amend such Eligible Options to increase the exercise price of the affected portions of these Eligible Options to be equal to the fair market value of a share of the Company’s common stock on the actual accounting measurement dates for such stock options; and (2) receive one or more cash payment(s) with respect to such amended stock options in an aggregate amount which may equal up to the difference between the new exercise price and the original exercise price for the affected portion multiplied by the number of option shares in the affected portion of each amended, unexercised stock option, less applicable tax withholding. The first such cash payment will be made on the date of the Company’s first regular payroll pay-date in January 2008 (on or about January 15, 2008). “Eligible Employees” refers to all current employees of Microtune as of the last date on which this Offer remains open for acceptance who may participate in the Offer if they hold Eligible Options.

Eligible Employees with Eligible Options that have exercise prices per share that are greater than $5.00 may elect to amend Eligible Options to increase the exercise price of affected portions of these Eligible Options to be equal to the fair market value of a share of the Company’s common stock on the accounting measurement date for such stock options. Each Eligible Option that we accept for amendment will be amended as of the first business day following the “Expiration Time” of the Offer, which is expected to be 5:00 p.m., Central Time on December 3, 2007. Each amended Eligible Option will otherwise continue to be subject to the same vesting schedule, exercise period, option term and other terms and conditions as in effect for that option immediately prior to its amendment.

However, to the extent an Eligible Option was originally intended to be an incentive stock option prior to amendment pursuant to the Offer, such amended option will be deemed to be a non-qualified stock option as of the original grant date. This is not caused by the Offer, but by the determination of the Audit Committee investigation that these options were granted at a discount, and therefore do not qualify as incentive stock option grants.

In either case, the Offer is subject to the terms and conditions set forth in (1) the Offer to Amend Certain Options, dated November 2, 2007 (the “Offering Memorandum”); (2) the related e-mail from Jeffrey A. Kupp, Chief Financial Officer of the Company, dated November 2, 2007; (3) the Election Form; and (4) the Withdrawal Form (collectively, the “Offer Documents”).

The information in the Offer Documents, including all schedules and annexes to the Offer Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offering Memorandum is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

Microtune is the issuer of the securities subject to the Offer. The address of the Company’s principal executive office is 2201 10th Street, Plano, Texas 75074 and the telephone number at that address is (972) 673-1600. The information set forth in the Offering Memorandum under the caption “The Offer” in Section 16, Information Concerning Microtune, is incorporated herein by reference.

(b) Securities.

The subject class of securities consists of the Eligible Options. As of October 31, 2007, stock options to purchase a total of 1,313,925 shares of common stock are Eligible Options. The actual number of shares of common stock subject to the Eligible Options to be amended in the Offer will depend on the number of shares of common stock subject to the unexercised Eligible Options tendered for amendment by Eligible Employees. The information set forth in the Offering Memorandum under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and under the caption “The Offer” in Section 2, Number of Options and Amount of Option Consideration; Expiration Time, Section 6, Agreement to Amendment of Eligible Options and Cash Payments, and Section 9, Source and Amount of Consideration; Terms of Amended Option Grants, is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offering Memorandum under the caption “The Offer” in Section 8, Price Range of Common Stock, is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offering Memorandum is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offering Memorandum under the caption “Summary Term Sheet and Questions and Answers,” and under the caption “The Offer” in Section 1, Eligibility, Section 2, Number of Options and Amount of Option Consideration; Expiration Time, Section 4, Procedures for Amending Eligible Option Grants, Section 5, Withdrawal Rights and Change of Election, Section 6, Agreement to Amendment of Eligible Options and Cash Payments, Section 7, Conditions of the Offer, Section 8, Price Range of Common Stock, Section 9, Source and Amount of Consideration; Terms of Amended Option Grants, Section 11, Status of Option Grants Amended by Us in the Offer; Accounting Consequences of the Offer, Section 12, Legal Matters; Regulatory Approvals, Section 13, Material United States Federal Income Tax Consequences, and Section 14, Extension of Offer; Termination; Amendment, is incorporated herein by reference.

(b) Purchases.

The information set forth in the Offering Memorandum under the caption “The Offer” in Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options, is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offering Memorandum under the caption “The Offer” in Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options, is incorporated herein by reference. The stock option plans and related option agreements are incorporated herein by reference hereto as Exhibits (d)(1) through (d)(4) and contain information regarding the subject securities.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offering Memorandum under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in Section 3, Purpose of the Offer, is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offering Memorandum under the caption “The Offer” in Section 6, Agreement to Amendment of Eligible Options and Cash Payments, and Section 11, Status of Option Grants Amended by Us in the Offer; Accounting Consequences of the Offer, is incorporated herein by reference.

(c) Plans.

The information set forth in the Offering Memorandum under the caption “The Offer” in Section 3, Purpose of the Offer, and Section 16, Information Concerning Microtune, is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offering Memorandum under the caption “The Offer” in Section 9, Source and Amount of Consideration; Terms of Amended Option Grants, is incorporated herein by reference.

(b) Conditions.

Not applicable.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Offering Memorandum under the caption “The Offer” in Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options, is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Offering Memorandum under the caption “The Offer” in Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options, is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the Offering Memorandum under the caption “The Offer” in Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options, and Section 15, Fees and Expenses, is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in Schedule B to the Offering Memorandum, in the Offering Memorandum under the caption “Risks of Participating in the Offer,” in the Offering Memorandum under the caption “The Offer” in Section 16, Information Concerning Microtune, Section 17, Additional Information, and Section 18, Financial Statements, is incorporated herein by reference. The financial information included in Microtune’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007 and in Microtune’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 is incorporated herein by reference. Microtune’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offering Memorandum under the caption “The Offer” in Section 12, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(b) Other Material Information.

The information set forth in the Offering Memorandum under the caption “The Offer” in Section 16, Information Concerning Microtune, is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(a)	Offer to Amend Certain Options, dated November 2, 2007.

(a)(1)(b)	E-mail from Jeffrey A. Kupp, dated November 2, 2007.

(a)(1)(c)	Election Form.

(a)(1)(d)	Withdrawal Form.

(a)(1)(e)	Form of Addendum.

(a)(1)(f)	Form of Promise to Make Cash Payment.

(a)(1)(g)	Forms of Confirmation E-mails.

(a)(1)(h)	Forms of Reminder E-mails to Eligible Employees.

(a)(1)(i)	Form of Amendment to Stock Option Agreements.

(a)(1)(j)	Current Report on Form 8-K of Microtune, Inc. regarding presentation to employees and E-mail from James A. Fontaine, dated January 4, 2007 filed on January 5, 2007 and incorporated by reference.

(b)	Not Applicable.

(d)(1)	Amended and Restated 1996 Stock Option Plan (incorporated by reference to the Company’s Registration Statement on Form S-1, filed on May 5, 2000).

(d)(2)	Amended and Restated Microtune, Inc. 2000 Stock Plan (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A, filed on March 30, 2006).

(d)(3)	Form of Stock Option Agreement under 1996 Stock Plan (included in Exhibit (d)(1) above).

(d)(4)	Form of Stock Option Agreement under 2000 Stock Plan (incorporated by reference to the Company’s Registration Statement on Form S-1, filed on May 5, 2000).

(g)	Not Applicable.

(h)	Not Applicable.

Item 13.	Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO-I is true, complete and correct.

Microtune, Inc.

By:	/s/ Jeffrey A. Kupp
Name:	Jeffrey A. Kupp
Title:	Chief Financial Officer

Date: November 2, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(a)	Offer to Amend Certain Options, dated November 2, 2007.

(a)(1)(b)	E-mail from Jeffrey A. Kupp, dated November 2, 2007.

(a)(1)(c)	Election Form.

(a)(1)(d)	Withdrawal Form.

(a)(1)(e)	Form of Addendum.

(a)(1)(f)	Form of Promise to Make Cash Payment.

(a)(1)(g)	Forms of Confirmation E-mails.

(a)(1)(h)	Forms of Reminder E-mails to Eligible Employees.

(a)(1)(i)	Form of Amendment to Stock Option Agreements.

(a)(1)(j)	Current Report on Form 8-K of Microtune, Inc. regarding presentation to employees and E-mail from James A. Fontaine, dated January 4, 2007 filed on January 5, 2007 and incorporated by reference.

(b)	Not Applicable.

(d)(1)	Amended and Restated 1996 Stock Option Plan (incorporated by reference to the Company’s Registration Statement on Form S-1, filed on May 5, 2000).

(d)(2)	Amended and Restated Microtune, Inc. 2000 Stock Plan (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A, filed on March 30, 2006).

(d)(3)	Form of Stock Option Agreement under 1996 Stock Plan (included in Exhibit (d)(1) above).

(d)(4)	Form of Stock Option Agreement under 2000 Stock Plan (incorporated by reference to the Company’s Registration Statement on Form S-1, filed on May 5, 2000).

(g)	Not Applicable.

(h)	Not Applicable.